Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REPORTS VOTING RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 27, 2023

June 28, 2023 – MILAN – Ermenegildo Zegna N.V. (NYSE: ZGN) (“Zegna Group,” the “Group,” “Zegna,” or the “Company”), announced today that all resolutions submitted to the annual general meeting held yesterday were adopted, including the proposal to approve a dividend distribution of EUR 0.10 per share, corresponding to a total dividend distribution on the outstanding ordinary shares of approximately EUR 25 million.

The distribution will be paid in US dollars based on the foreign exchange reference rate of June 28, 2023 set by the European Central Bank.

The distribution calendar for the ordinary shares listed on the New York Stock Exchange will be as follows: ex-date on July 5, 2023, record date on July 6, 2023, and payment date on July 28, 2023. Key dividend information, including the exchange rate, and important notice on dividend taxation will be available from June 29, 2023 under the Stock Info section of Zegna Group’s corporate website at https://ir.zegnagroup.com

The voting results of the annual general meeting are available at www.zegnagroup.com/en/corporate-governance/general-meetings/.
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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group is a leading global luxury group listed on the New York Stock Exchange (NYSE: ZGN). The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through a long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding by the Zegna family over 100 years ago. Ensuring the highest quality of products without compromising the quality of life for future generations is a commitment carried from the Group’s home in Italy to its operations around the world. Today the Group operates in approximately 80 countries around the world through 500 ZEGNA and Thom Browne stores, of which 304 are directly operated by the Group as of March 31, 2023 (242 ZEGNA stores and 62 Thom Browne stores). At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and revenues of approximately €1.5 billion.
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Contacts

Investor Relations/Group Communications/Media
Francesca Di Pasquantonio
francesca.dipasquantonio@zegna.com
+39 335 5837669

Clementina Tito
clementina.tito@zegna.com

Media
Brunswick Group Brendan Riley / Daria Danelli / Marie Jensen
briley@brunswickgroup.com / ddanelli@brunswickgroup.com / mjensen@brunswickgroup.com
+1 (917) 755-1454 / +39 348 635 1149 / +33 (0) 6 49 09 39 54

Community
Marco Rubino
+39 335 6509552

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